MONEY MARKET OBLIGATIONS TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

June 30, 2017

Mr. Dominic Minore

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:       MONEY MARKET OBLIGATION TRUST (the “Registrant”)

Federated Government Obligations Fund

Federated Prime Cash Obligations Fund

Federated Tax-Free Obligations Fund (collectively, the “Funds”)

Advisor Shares

1933 Act File No. 33-31602

1940 Act File No. 811-5950

Dear Mr. Minore:

The Registrant is filing this correspondence in response to your additional comments, provided on June 28, 2017, on the Registrant’s responses to your June 16, 2017 comments filed via Correspondence on June 27, 2017. These responses are with respect to Post-Effective Amendment No. 199 under the Securities Act of 1933 and Amendment No. 201 under the Investment Company Act of 1940 to the Registration Statement submitted on May 1, 2017 for the above-referenced Funds.

Your additional comments relate to Comment No. 3.

ADDITIONAL COMMENT 3. We note your response to Comment No. 3 and have an additional comment.

In the adopting release for Rule 35d-1 (Release No. IC-24828), requirements are addressed for tax-exempt funds, specifically:

“We are adopting substantially as proposed the requirement that an investment company that uses a name suggesting that its distributions are exempt from federal income tax or from both federal and state income taxes adopt a fundamental policy: (i) to invest at least 80% of its assets in investments the income from which is exempt, as applicable, from federal income tax or from both federal and state income tax; 27 or (ii) to invest its assets so that at least 80% of the income that it distributes will be exempt, as applicable, from federal income tax or from both federal and state income tax. Consistent with current Division positions, the requirements would apply to a company's investments or distributions that are exempt from federal income tax under both the regular tax rules and the alternative minimum tax rules.28”

Please review these requirements against the last paragraph of your June 27 response to confirm whether your disclosure is in line with these requirements and file an additional correspondence.

RESPONSE TO ADDITIONAL COMMENT 3.

The Registrant submits the following revised comment 3:

The Registrant is relying on Rule 35d-1(a)(4) pertaining to tax-exempt funds, which states that a name suggesting that a fund’s distributions are exempt from federal income tax or from both federal and state income tax would be a materially deceptive and misleading name, unless the fund has adopted a fundamental policy to either (i) invest, under normal circumstances, at least 80% of the value of its assets in investments the income from which is exempt, as applicable, from federal income tax or from both federal and state income tax; or (ii) to invest, under normal circumstances, its assets so that at least 80% of the income that it distributes will be exempt, as applicable, from federal income tax or from both federal and state income tax. Consistent with current Division positions, the requirements would apply to a company's investments or distributions that are exempt from federal income tax under both the regular tax rules and the alternative minimum tax rules.

The Fund’s Board has adopted two fundamental investment policies relating to the tax-exempt nature of the Fund’s income distribution. First, the Board adopted a fundamental investment policy that the Fund will invest its assets so that at least 80% of the income that it distributes will be exempt from federal regular income tax. Under that policy, federal regular income tax does not include the federal alternative minimum tax or the federal alternative minimum tax for corporations (AMT). Upon the adoption of Rule 35(d)(1) under the 1940 Act, because the Fund refers to tax-free investments in its name, the Board adopted a second, broader policy, that the Fund also will invest its assets so that at least 80% of the income it distributes will be exempt from federal income tax. This second policy is broader because, under this second policy, federal income tax includes both federal regular income tax and the AMT.

Consistent with, and in addition to, the fundamental investment policies, the Adviser will invest the Fund’s assets entirely in securities whose interest is not subject to (or not a specific preference item for purposes of) the AMT, such that distributions of annual interest income also are exempt from the AMT.

The Registrant confirms that its disclosure is consistent with the language cited in Release No. IC-24828. However, based on the Staff’s comment, the Registrant will revise the Fund’s prospectus disclosure at the Fund’s next regularly scheduled annual update in September 2017 as follows (with changes marked):

Prospectus Disclosure

“The Board has adopted two fundamental investment policies relating to the tax-exempt nature of the Fund’s income distribution. First, the Board adopted a fundamental investment policy that ~~T~~the Fund ~~has an investment policy that~~ it will invest its assets so that at least 80% of ~~the income that it distributes will be exempt from federal regular income tax~~ the Fund’s annual interest income will be exempt from federal regular income tax. ~~(Federal regular income tax does not include the federal alternative minimum tax or the federal alternative minimum tax for corporations.)~~  Under that policy, federal regular income tax does not include the federal alternative minimum tax or the federal alternative minimum tax for corporations (AMT). Upon the adoption of Rule 35(d)(1) under the 1940 Act, ~~B~~because the Fund refers to tax-free investments in its name, the Board adopted a second policy, that the Fund also will invest its assets so that at least 80% of the income it distributes will be exempt from federal income tax. Under this second policy, federal income tax includes both federal regular income tax and the AMT. ~~This policy~~ These policies may not be changed without shareholder approval.

Consistent with, and ~~I~~in addition to, its fundamental investment policies, the Adviser also will invest the Fund’s assets entirely in securities whose interest is not subject to (or not a specific preference item for purposes of) the AMT, such that distributions of annual interest income also are exempt from the AMT.”

If you have any questions on the enclosed material, please contact me at (724) 720-8830.

Very truly yours,

/s/ Susan J. Orban

Susan J. Orban

Senior Paralegal

Enclosures